September 23, 2009
VIA EDGAR Filing & U.S. Mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler Assistant Director

Re:	CNA Surety Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 17, 2009
Schedule 14A
Filed on March 19, 2009
File No. 001-13277
Comment Letter dated August 25, 2009
Dear Mr. Riedler:
CNA Surety acknowledges receipt of the Commission’s above referenced Comment Letter concerning the above filings. Consistent with our letter of extension, we hereby file our responses to the Comment Letter. For your convenience, the comments presented in the Comment Letter have been repeated herein and are followed by our respective responses.
DEF14A
Annual Cash Bonus, page 10
          1. We note your response to Comment 1. Please revise your proposed disclosure to include the following information:
•	For your CUO: Identification of the numerical targets for NOI and loss-ratio goals and discussion of the CUO’s level of achievement with respect to these goals;

•	For your CIO: Identification of the “certain project milestones” that were not satisfied; and,

•	For your SVP, Credit and Field Operations: Identification of the numerical targets for your gross written premium, loss ratio, expense, receivable management and operational metrics goals and discussion of the SVP’s level of achievement with regard to these goals.

September 23, 2009

Company Response
In our 2009 Form DEF 14A, we will include additional disclosures related to the annual cash bonus for 2009. For purposes of illustration, if our 2008 Form DEF 14A disclosures were modified, we would revise the disclosures provided you in our August 11, 2009 letter for our CUO, CIO, and SVP, Credit and Field Operations so that they read as provided below. In order to avoid any ambiguity concerning future disclosures by the Company, the revised 2008 disclosures provided below only include the 2009 quantitative and qualitative factors that will be used by the CEO and the Committee when evaluating the 2009 performance of each NEO listed below. Certain numerical targets and goals referenced in our August 11, 2009 letter and your August 25, 2009 letter are not included in these revised disclosures because such metrics will not be used when evaluating the 2009 performance of these NEOs. The 2008 performance factors provided in our August 11, 2009 letter for John Welch — CEO and John Corcoran — CFO shall be used when evaluating their 2009 performance.
Douglas Hinkle, CUO
The factors considered for Mr. Hinkle’s 2008 performance year were: achievement of NOI, adherence to the underwriting expense plan, and effective oversight of the underwriting strategy and marketing of key agents and customers. Although numerical targets were established for NOI and expense management, no quantifiable targets were set for Mr. Hinkle’s other performance factors. The plan NOI was $100.8 million and the Company exceeded this goal with a NOI of $111.3 million. The underwriting expense plan for 2008 was $88.6 million and actual underwriting expenses for the year were $88.2 million. In addition to achieving the financial goals stated above, the CEO reported to the Compensation Committee that Mr. Hinkle’s underwriting leadership and customer relationships were critical to the Company’s NOI performance during 2008 as well as prior years. The CEO noted that Mr. Hinkle made numerous visits to key agents and customers resulting in new and retained business. The Committee accepted the CEO’s evaluation of Mr. Hinkle and agreed that Mr. Hinkle’s oversight of the Company’s underwriting strategy over the past five years resulted in consistent improved results in NOI. The Committee approved the CEO’s bonus recommendation for Mr. Hinkle which is the actual award reflected on the following page.
Michael Dougherty, CIO
Mr. Dougherty’s key objectives included implementing several key IT initiatives, managing the capital expense budget, creating a long-term strategy for continued improvement in business operations and maintaining system performance and stability for the Company. Although the delivery dates for two new development projects were delayed past the targeted completion dates, the CEO reported to the Committee that Mr. Dougherty successfully executed and implemented critical system projects including upgrades of the Company infrastructure and disaster recovery planning. The CEO reported that Mr. Dougherty improved the capital expense planning process resulting in lower expenses and developed strategic and tactical plans used by the Company. The Committee approved the bonus award recommended by the CEO for Mr. Dougherty which is the actual award reflected on the following page.
Thomas Pottle, SVP, Credit and Field Operations
Mr. Pottle’s 2008 performance objectives included achievement of premium collection target so that less than 4% of accounts receivable were over 90 days; successful management and oversight of branch audits; effective management and maintenance of credit analysis function; support for rate filing analysis; and management of implementation of branch technology improvements. The CEO and Committee did not establish any quantifiable targets with respect to Mr. Pottle’s responsibilities other than the premium collection objective. The CEO reported that Mr. Pottle maintains close and effective oversight of the operational results for the branch business and improved the credit model that is critical to the Company’s underwriting process. The CEO also reported that Mr. Pottle achieved all of his 2008 performance objectives, including, but not limited to, the premium collection target referenced above. After considering the CEO’s evaluation report, the Committee approved the bonus award recommended by the CEO which is the actual award reflected on the following page.

September 23, 2009

As requested in the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or further comments, please contact the undersigned at 312-822-1371.
Sincerely,
/s/ John F. Corcoran
John F. Corcoran
Senior Vice President and Chief Financial Officer
Cc: Bryan Pitko, Attorney Advisor, Division of Corporation Finance